Exhibit 99.1

CONTACT INFORMATION

Investor Relations
Contact:	Mary Kay Ladone, Vice President, Investor Relations
Phone:	312-819-9387
Email:	MaryKay.Ladone@hill-rom.com

Media
Contact:	Howard Karesh, Vice President, Corporate Communications
Phone:	312-819-7268
Email:	Howard.Karesh@hill-rom.com

Hill-Rom Holdings, Inc., Nominates Mary Garrett and Nancy M. Schlichting
To Stand for Election to Its Board of Directors
Board Member Eduardo R. Menascé Announces Retirement

CHICAGO, Jan. 5, 2017 – The board of directors of Hill-Rom Holdings, Inc., (NYSE: HRC) (“Hill-Rom”) has nominated Mary Garrett and Nancy M. Schlichting to stand for election as directors at the company’s Annual Meeting of Shareholders on March 14, 2017. Separately, Hill-Rom is announcing that current board member Eduardo R. Menascé has informed the board of his intent to retire, concurrent with the Annual Meeting of Shareholders on March 14, 2017.

“We are pleased to be nominating Mary Garrett and Nancy Schlichting to stand for election to our board,” said Rolf A. Classon, chairman of the Hill-Rom board of directors. “I would also like to thank our colleague Eduardo Menascé for his 13 years of dedicated service as a Hill-Rom director and express, on behalf of the directors and Hill-Rom shareholders, our appreciation for his trusted leadership and insight.”

Mary Garrett
Ms. Garrett most recently led Global Marketing for IBM Corporation, from 2009 until her retirement in December 2015. She joined IBM in 1981 as an electrical engineer and served in a number of senior roles including partnership executive for Memorial Sloan Kettering; vice president, Small and Medium Business for Global Technology Services; vice president of Marketing for Global Technology Services; and vice president of Marketing for eBusiness Hosting. Ms. Garrett currently serves as a board member and on the audit committee of Ethan Allen Interiors, Inc. She is an active mentor in W.O.M.E.N. in America, a professional development group aimed at advancing promising professional women, and is also on the board of the American Marketing Association, serving as chair-elect.

Ms. Garrett has extensive experience in the technology industry, including digital transformation, big data and cognitive analytics, cybersecurity and cloud computing. In addition, her broad international background, marketing expertise and business leadership experience, as well as experience as a public company director, make her highly qualified to serve as a Hill-Rom director.

Nancy M. Schlichting
Ms. Schlichting is the retired president and CEO of Henry Ford Health System (“HFHS”) in Detroit, Michigan, having served in that role from June 2003 to December 2016. She joined HFHS in 1998 as senior vice president and chief administrative officer, and prior to her elevation to CEO of the health system served as executive vice president and COO of HFHS and president and CEO of Henry Ford Hospital. She currently serves as a director of Walgreens Boots Alliance, where she is chair of the compensation committee and a member of audit committee; a member of the board of managers of Ardent Health Services; a trustee of Kresge Foundation, where she is chair of the compensation committee and a member of audit committee; and a director of the Duke University Health System and the Detroit Symphony Orchestra.

Ms. Schlichting’s career in healthcare administration spans more than 35 years in senior-level executive roles. She is credited with leading HFHS through a dramatic financial turnaround, and for award-winning customer service, quality and diversity initiatives, including HFHS being the recipient of the 2011 Malcolm Baldrige National Quality Award. Her significant healthcare leadership background, and her comprehensive knowledge of finance and accounting gained by education, experience and service on audit committees for more than a decade, provide the Hill-Rom board with additional depth and invaluable insights.

Hill-Rom Holdings, Inc.’s 2017 Annual Meeting of Shareholders
Hill-Rom Holdings, Inc.’s 2017 Annual Meeting of Shareholders (the “2017 Annual Meeting”) is scheduled for 10:00 a.m. (Central Time) on Tuesday, March 14, 2017 at 180 North Stetson Avenue, Two Prudential Plaza, Suite 1630, Chicago, Illinois 60601.

The other candidates for election to the Board of Directors at the meeting are: Rolf A. Classon, John J. Greisch, William G. Dempsey, Stacey Enxing Seng, James R. Giertz, Charles E. Golden, William H. Kucheman and Ronald A. Malone.

This press release is not a proxy statement or a solicitation of proxies from the holders of common stock of Hill-Rom Holdings, Inc. A solicitation of proxies in connection with the 2017 Annual Meeting will be made only by Hill-Rom Holdings, Inc.’s definitive proxy statement that will be mailed to all shareholders of record on the record date of January 9, 2017. Hill-Rom Holdings, Inc., will be filing a definitive proxy statement for the 2017 Annual Meeting with the Securities and Exchange Commission (“SEC”). Shareholders are urged to read the proxy statement and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information. Shareholders will be able to receive the proxy statement and other relevant documents free of charge at the SEC’s website at http://www.sec.gov or through the Company’s own website at http://ir.hill-rom.com.

The directors, nominees for election as director, executive officers and certain other members of management and employees of the Company may be deemed “participants” in the solicitation of proxies from shareholders of the Company in connection with the matters to be considered at the 2017 Annual Meeting. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of the Company in connection with such matters will be set forth in the definitive proxy statement to be filed with the SEC. In addition, information about the Company’s executive officers and directors may be found in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 and in its definitive proxy statement filed with the SEC on January 27, 2016.

About Hill-Rom Holdings, Inc.
Hill-Rom is a leading global medical technology company with more than 10,000 employees worldwide. We partner with health care providers in more than 100 countries by focusing on patient care solutions that improve clinical and economic outcomes in five core areas: Advancing Mobility, Wound Care and Prevention, Patient Monitoring and Diagnostics, Surgical Safety and Efficiency and Respiratory Health. Around the world, Hill-Rom's people, products and programs work towards one mission: Every day, around the world, we enhance outcomes for patients and their caregivers. Visit www.hill-rom.com for more information.